Exhibit 21.1

Subsidiaries—as of December 31, 2007

Company Name	State or country of incorporation or organization	Voting percent owned directly or indirectly by registrant	Notes
Hong Xiang Petroleum Group Limited	British Virgin Islands	100%
Song Yuan North East Petroleum Technical Service Co. Ltd.	People’s Republic of China (“PRC”)	90%
Chang Ling Longde Oil and Gas Development Co. Ltd.	PRC	90%
Song Yuan City Yu Qiao Oil & Gas Development Co. Ltd.	PRC	90%